UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 12, 2025

NEBIUS GROUP N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

COMMERCIAL AGREEMENT WITH META

As of November 1, 2025, Nebius, Inc. (the “Company”), a wholly owned subsidiary of Nebius Group N.V., entered into a commercial agreement (the “Agreement”) with Meta Platforms, Inc. (“Meta”), pursuant to which, under the first order form under that Agreement (the “Order”), the Company will provide Meta access to two dedicated GPU infrastructure capacity clusters (each, a “GPU Service”) over a five-year term.

The GPU Services will be deployed in two tranches during December 2025 and February 2026, along with associated storage and connectivity services. The Order has a total contract value of approximately $2.9 billion. Meta may also extend the term of the GPU Services and/or acquire additional services and/or capacity under the Agreement. Cash flow coming from the Agreement will be utilized to finance part of the capital expenditure associated with the Agreement.

In the event that, following a grace period, the Company fails to meet agreed delivery dates for the first tranche of the GPU Services, Meta has the right to terminate the Order. Once the first tranche is live, if, following a grace period, the Company fails to meet agreed delivery dates for the second tranche of the GPU Services, Meta has the right to terminate that second tranche of GPU Services but not the first tranche.

The Agreement and Order contain customary provisions for an agreement of this nature, including termination, service level commitments, discounted monthly fees for late delivery, representations and warranties, indemnities, and limitations of liability.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3ASR (File No. 333-286932) and Form S-8 (File No. 333-286934), including any prospectuses forming a part of such Registration Statements, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: November 12, 2025	By:	/s/ Boaz Tal
Boaz Tal
General Counsel